Exhibit 99.1

PONY AI Inc. Announces Inclusion of its Class A Ordinary Shares in the Shanghai-Hong Kong Stock Connect Program

GUANGZHOU, China, June 3, 2026 /PRNewswire/ -- Pony AI Inc. ("Pony.ai" or the "Company") (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced that the Company’s Class A ordinary shares listed and traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) have been included in the list of eligible securities under the Shanghai-Hong Kong Stock Connect program (the “Inclusion”), effective on June 4, 2026, pursuant to the announcement made by the Shanghai Stock Exchange.

Following the Inclusion, eligible investors in Chinese Mainland will have direct access to the trading of the Company’s Class A ordinary shares. The Company believes the Inclusion reflects the increased market recognition from investors of the Company’s business fundamentals and long-term development prospects, and expects it to further broaden the Company’s investor base and enhance the trading liquidity of its Class A ordinary shares.

About the Shanghai-Hong Kong Stock Connect

The Shanghai-Hong Kong Stock Connect established a two-way trading link between the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited. The stock connect allows qualified Chinese Mainland investors to access eligible Hong Kong shares (Southbound) as well as Hong Kong and overseas investors to trade eligible A-shares (Northbound) subject to a certain amount of daily quota.

About Pony AI Inc.

Pony AI Inc. (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and Intelligent solutions businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai